Filed by Galileo NewCo Limited pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. II (File No. 001-39444)

dMY Technology Group, Inc. II Announces Special Meeting Date

to Approve Proposed Business Combination with Genius Sports Group

Special Meeting of Stockholders Scheduled for April 16, 2021

NEW YORK, March 29, 2021 – dMY Technology Group, Inc. II (NYSE: DMYD) (“dMY II” or “Company”) announced today that that it has scheduled a special meeting of its stockholders (the “Special Meeting”) to approve the proposed business combination (the “Business Combination”) with Genius Sports Group (“GSG”). The Business Combination, if approved by dMY II’s stockholders, is expected to close on or about April 20, 2021, or as soon as practicable following the Special Meeting.

The Company also announced the filing of its definitive proxy statement for the Special Meeting with the United States Securities and Exchange Commission (the “SEC”). dMY II will distribute the definitive proxy statement and proxy card to its stockholders of record as of March 12, 2021, the record date for the Special Meeting (the “Record Date”). Upon completion of the Business Combination, GSG will change its name to Genius Sports Limited (“GSL”). Following the closing, GSL’s ordinary shares and warrants are expected to trade on the NYSE under the new ticker symbols “GENI” and “GENI WS”, respectively. The Business Combination, which was announced on October 27, 2020, has been unanimously approved by the boards of directors of both GSG and dMY II and is subject to the approval by dMY II’s stockholders and other customary conditions.

A link to the definitive proxy statement is available under the “Investor Materials” section of dMY II’s website at https://www.dmytechnology.com/dmy-ii-investormaterials. The definitive proxy statement can also be viewed on the SEC’s website at www.sec.gov, filed under dMY Technology Group, Inc. II.

About Genius Sports Group

Genius Sports Group is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 500 sports organizations globally, including many of the world’s largest leagues and federations such as the NBA, Premier League, FIBA, NCAA, NASCAR, AFA and PGA TOUR.

Genius Sports Group is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

About dMY Technology Group II

dMY Technology Group, Inc. II is a publicly traded special purpose acquisition company founded by Niccolo de Masi and Harry You for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. dMY II’s units, common stock and warrants trade on the NYSE under the ticker symbols “DMYD.U,” “DMYD,” and “DMYD.WS” respectively. More information can be found at www.dmytechnology.com.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the Business Combination, dMY II filed a definitive proxy statement with the SEC. dMY II’s stockholders and other interested persons are advised to read the definitive proxy statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about the parties to the business combination agreement dated October 27, 2020 (the “Business Combination Agreement”) and the Business Combination. The definitive proxy statement and other relevant materials for the Business Combination have been mailed to stockholders of dMY II as of the Record Date. Stockholders may also obtain copies of the definitive proxy statement and other documents filed with the SEC that have been incorporated by reference therein, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: dMY Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi, Chief Executive Officer, niccolo@dmytechnology.com.

Participants in the Solicitation

dMY II and its directors and executive officers may be deemed participants in the solicitation of proxies from dMY II’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY II is contained in the definitive proxy statement and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to dMY II Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi.

GSG’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of dMY II in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the definitive proxy statement referred to above for the Business Combination.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, dMY II’s, GSG’s and Galileo NewCo’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. For example, projections of the timing of the closing of the Business Combination, future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by dMY II and its management, Galileo NewCo and GSG and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any subsequent definitive agreements with respect thereto; (2) the outcome of any legal proceedings or regulatory matters or investigations that may be instituted against dMY II, GSG, Galileo NewCo or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of dMY II, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of dMY II or GSG as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Galileo NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that dMY II, GSG or Galileo NewCo may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on GSG’s business and/or the ability of the parties to complete the Business Combination; (12) GSG’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in dMY II’s final prospectus relating to its initial public offering dated August 17, 2020 and in dMY II’s and Galileo NewCo’s subsequent filings with the SEC, including the definitive proxy statement, relating to the Business Combination.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of dMY II, GSG or Galileo NewCo undertake any duty to update these forward-looking statements.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Genius Sports Group Limited:

Media

Chris Dougan, Chief Communications Officer

+1 (202)-766-4430

chris.dougan@geniussports.com

Tristan Peniston-Bird, The One Nine Three Group

+44 7772 031 886

tristan.peniston-bird@the193.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com

dMY Technology Group, Inc. II

Media

ICR

dmy2@icrinc.com

Investors

Niccolo de Masi

+1 (310) 600-6667

niccolo@dmytechnology.com

Harry You

+1 (702) 781-4313

harry@dmytechnology.com

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